Mail Stop 3010

December 3, 2009

Robert C. Harvey
President
Oakridge Holdings, Inc.
400 West Ontario Street
Unit 1003
Chicago, IL 60654

> **Re: Oakridge Holdings, Inc.**
> **Form 10-KSB for Fiscal Year Ended**
> **June 30, 2008**
> **Filed September 29, 2008**
> **Form 10-Q for the Quarterly Period Ended**
> **September 30, 2008**
> **Filed November 12, 2008**
> **Form 10-Q for the Quarterly Period Ended**
> **December 31, 2008**
> **Filed February 17, 2009**
> **Definitive Proxy Statement**
> **Filed October 27, 2008**
> **File No. 000-01937**

Dear Mr. Harvey:

We have completed our review of the above referenced filings and have no further comments at this time.

Sincerely,

Kevin Woody
Branch Chief